Filed by Endo, Inc.

(Commission File No.: 333-280767)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Endo, Inc.

(Commission File No.: 333-280767)

The following presentation was publicly posted by Endo, Inc. (“Endo”) on May 7, 2025, in connection with the proposed business combination between Mallinckrodt plc (“Mallinckrodt”) and Endo:

1 Q1 2025 Earnings Presentation May 7, 2025

2 • This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, soli cit ation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities sh all be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. ©2024 Endo, Inc. or one of its affiliates. All rights reserved. Proprietary and confidential. NO OFFER OR SOLICITATION

3 • In connection with the proposed transaction, on April 23, 2025, Mallinckrodt filed with the U.S. Securities and Exchange Comm iss ion (“SEC”) a registration statement on Form S - 4, as amended by Amendment No. 1 filed on May 6, 2025, that includes a joint proxy statement of Mallinckrodt and Endo and that also constitutes a prospectus of Mallinckrodt ordinary shares. Each of Mallinckrodt and Endo may also file oth er relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/pr osp ectus or registration statement or any other document that Mallinckrodt or Endo may file with the SEC. The definitive joint proxy stat eme nt/prospectus (if and when available) will be mailed to shareholders of Mallinckrodt and Endo. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders are able to obtain free copies of the registration statement and joi nt proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about Mallin ckr odt, Endo, and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http:// www .sec.gov. Copies of the documents filed with the SEC by Mallinckrodt are available free of charge on Mallinckrodt’s website at https:// ir. mallinckrodt.com. Copies of the documents filed with the SEC by Endo are available free of charge on Endo’s website at https://investor.endo.co m. ©2024 Endo, Inc. or one of its affiliates. All rights reserved. Proprietary and confidential. Additional Information about the Combination and Where to Find It

4 • Mallinckrodt, Endo, and certain of their respective directors, executive officers, and other members of management and employ ees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the direct ors and executive officers of Mallinckrodt, including a description of their direct or indirect interests, by security holdings or otherwise, i s s et forth in ( i ) Mallinckrodt’s proxy statement for its 2024 Annual Meeting of Shareholders, which was filed with the SEC on April 15, 2024 (and which is ava ila ble at https://www.sec.gov/Archives/edgar/data/1567892/000110465924046964/tm242936 - 1_def14a.htm), including under the headings “Corpora te Governance”, “Our Director Nominees,” “Board of Directors and Board Committees,” “Compensation of Non - Employee Directors,” “Exec utive Officers” “Compensation of Executive Officers,” “Pay Versus Performance,” “Security Ownership and Reporting,” “Equity Compens ati on Plan Information” and “Proposals 1(A) Through 1(E): Election of Directors”, (ii) Mallinckrodt’s Annual Report on Form 10 - K for the fi scal year ended December 27, 2024, which was filed with the SEC on March 13, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001567892/000156789225000010/mnk - 20241227.htm), including under the headings “I tem 10. Directors, Executive Officers and Corporate Governance”, “Item 11. Executive Compensation”, “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, “Item 13. Certain Relationships and Related Transactions a nd Director Independence”, and (iii) to the extent holdings of Mallinckrodt’s securities by its directors or executive officers have chan ged since the amounts set forth in Mallinckrodt’s proxy statement for its 2024 Annual Meeting of Shareholders, such changes have been or will be re fle cted on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Sta tement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at EDGAR Search Results (https://www.sec.go v/c gi - bin/browse - edgar? action= getcompany&CIK =0001567892&type=& dateb =&owner= only&count =40&search_text=). ©2024 Endo, Inc. or one of its affiliates. All rights reserved. Proprietary and confidential. Participants in the Solicitation of Proxies

5 • Information about the directors and executive officers of Endo, including a description of their direct or indirect interests , b y security holdings or otherwise, is set forth in ( i ) the registration statement on Form S - 4 that includes a joint proxy statement of Mallinckrodt and Endo, which was filed with the SEC on April 23, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1567892/000110465925037968/tm2512254 - 1_s4.htm), as amended by Amendment No. 1, which was filed with the SEC on May 6, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1567892/000110465925045088/tm2512254 - 4_s4a.htm), (ii) Endo's Annual Report on Form 10 - K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 13, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0002008861/000200886125000007/ndoi - 20241231.htm), (iii) Endo’s registration stat ement on Form S - 1, which was filed with the SEC on July 31, 2024 (and which is available at https://www.sec.gov/Archives/edgar/data/2008861/000119312524185328/d15705ds1a.htm), including under the headings “Management, ” “Executive and Director Compensation of Endo International plc,” “Certain Relationships and Related Party Transactions,” and “Pr incipal and Registering Stockholders” and (iv) to the extent holdings of Endo’s securities by its directors or executive officers have ch ang ed since the amounts set forth in Endo’s S - 1 registration statement, such changes have been or will be reflected on Initial Statement of Bene ficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ow nership on Form 5 filed with the SEC, which are available at EDGAR Search Results (https://www.sec.gov/cgi - bin/browse - edgar? action= getcompany&CIK =0002008861&type=& dateb =&owner= only&count =40&search_text=). Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be cont ain ed in the definitive joint proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed tra nsaction when such materials become available. Investors should read these materials carefully before making any voting or investment decis ion s. You may obtain free copies of these documents from Mallinckrodt or Endo using the sources indicated above. ©2024 Endo, Inc. or one of its affiliates. All rights reserved. Proprietary and confidential. Participants in the Solicitation of Proxies (cont.)

Cautionary Note Regarding Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, any statements relating to financial outlook, expectations or guidance and any statements relating to business plans, business growth, consumer campaigns, portfolio investment, business development, debt paydown, product pipeline, product launches and submissions, clinical trials, growth priorities and any other statements that refer to expected, estimated or anticipated future results or that do not relate solely to historical facts. Statements including words such as "believes," "expects," "anticipates," "intends," "estimates," "plan," "will," "may," "look forward," "intends," "guidance," "future," "potential," "target" or similar expressions are forward-looking statements. Because these statements reflect Endo's current views, expectations and beliefs concerning future events, they involve risks and uncertainties, some of which Endo may not currently be able to predict. Although Endo believes that these forward-looking statements and other information are based upon reasonable assumptions and expectations, readers should not place undue reliance on these or any other forward-looking statements and information. Actual results may differ materially and adversely from current expectations based on a number of factors, including, among other things, the following: with respect to the announced combination with Mallinckrodt and the potential separation of the generics and sterile injectables businesses, necessary governmental and regulatory approvals, satisfaction of closing conditions and shareholder approval; changes in competitive, market or regulatory conditions; changes in legislation or regulations; global political changes, including those related to the new U.S. presidential administration; our use of artificial intelligence and data science; the ability to obtain and maintain adequate protection for intellectual property rights; the impacts of competition such as those related to XIAFLEX®; the timing and uncertainty of the results of both the research and development and regulatory processes, including regulatory approvals; health care and cost containment reforms, including government pricing, tax and reimbursement policies litigation; the performance including the approval, introduction and consumer and physician acceptance of current and new products; the performance of third parties upon whom we rely for goods and services; issues associated with our supply chain; our ability to develop and expand our product pipeline and to continue to develop the market for XIAFLEX® and other branded, sterile injectable or unbranded products; the effectiveness of advertising and other promotional campaigns; and the timely and successful implementation of any business development and/or strategic priorities. Endo assumes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required under applicable securities laws. Additional information concerning risk factors, including those referenced above, can be found in press releases issued by Endo and in Endo’s public filings with the U.S. Securities and Exchange Commission, including the discussion under the heading “Risk Factors” in Endo’s most recent Form 10-K and Form 10-Q.

©2025 Endo, Inc. or one of its affiliates. All rights reserved.

6

7 This presentation may refer to non - GAAP financial measures, including, among others, adjusted diluted net income per share from continuing operations, adjusted EBITDA, adjusted income from continuing operations, adjusted gross margin, adjusted operating expenses, adj usted effective tax rate, adjusted revenue and adjusted weighted average diluted shares that are not prepared in accordance with accounting p rin ciples generally accepted in the United States and that may be different from non - GAAP financial measures used by other companies. Endo utilizes these financial measures because ( i ) they are used by Endo, along with financial measures in accordance with GAAP, to evaluate Endo’s operating performance; (ii) Endo believes that they will be used by certain investors to measure Endo’s operating results; (iii) the Compensation & Hum an Capital Committee of Endo’s Board of Directors uses adjusted diluted net income per share from continuing operations and adjusted EBI TDA , or measures derived from such, in assessing the performance and compensation of substantially all of Endo’s employees, including executiv e o fficers. Endo believes that presenting these non - GAAP measures provides useful information about Endo’s performance across reporting periods o n a consistent basis by excluding certain items, which may be favorable or unfavorable, pursuant to certain specified procedures. These non - GAA P measures should be considered supplemental to and not a substitute for financial information prepared in accordance with GAAP. Endo’s def inition of these non - GAAP measures may differ from similarly titled measures used by others. ©2025 Endo, Inc. or one of its affiliates. All rights reserved. Non - GAAP Financial Measures

8 Scott Hirsch Interim Chief Executive Officer Laure Park SVP, Investor Relations & Corporate Affairs Patrick Barry EVP & President, Global Commercial Operations Mark Bradley EVP & Chief Financial Officer Endo Leadership Participants

9 9 • Business Update • Financial Results and Outlook • Q&A Endo Earnings Call Agenda ©2025 Endo, Inc. or one of its affiliates. All rights reserved.

Business Update

Q1 2025 Business Highlights

Results In-line with Expectations and Reaffirming 2025 Financial Guidance

In-line Q1'25 Financial Results	**Results in-line with expectations** • Revenues $393 million & Adj. EBITDA $99 million **Reaffirm full-year 2025 financial guidance**
High single-digit XIAFLEX® Growth	**XIAFLEX®** revenues **up 7%** to $121 million • **Peyronie's disease** revenues **up 9%** • **Dupuytren's contracture** revenues **up 5%**
Advancing Injectable Solutions	**ADRENALIN® RTU bag**: Strong customer adoption since launch in Q4 2024 **Pipeline**: Completed **3 FDA submissions** • On-track to achieve 2025 targets of 7 submissions and 3 launches
Progressing Strategic Transformation	**Combination with Mallinckrodt** expected to close in 2H 2025 **International Pharmaceutical business divestiture** expected to close in mid-2025 endo
©2025 Endo, Inc. or one of its affiliates. All rights reserved.
11

Q1 2025 Segment Revenue Performance

Driven by 7% XIAFLEX Revenue Growth and Continued Lidocaine Patch Strength

$ in millions

Segment	Revenue	Y-o-Y
Branded Pharmaceuticals	**$209**	▲ 4% Y-o-Y
Sterile Injectables	**$71**	▼ (27%) Y-o-Y
Generic Pharmaceuticals	**$99**	▼ (4%) Y-o-Y
International Pharmaceuticals	**$13**	▼ (24%) Y-o-Y

Branded Pharmaceuticals

- XIAFLEX: **$121 million increased 7% Y-o-Y** driven by volume growth
  - Peyronie's disease up 9%
  - Dupuytren's contracture up 5%

Sterile Injectables

- Change driven by competitive pressure on VASOSTRICT® and ADRENALIN vials
- ADRENALIN® RTU bag revenues projected to offset ongoing competitive pressure on ADRENALIN® vials in 2H25
- Pipeline: Completed **3 FDA submissions** in Q1'25, on track with 2025 target of 7

Generic Pharmaceuticals

- Strong lidocaine patch **Q1'25 revenue growth of 16%** vs Q1'24 as we continued to respond to market supply dynamics.

International Pharmaceuticals

- Performance driven by expiration of license to distribute a product endo
©2025 Endo, Inc. or one of its affiliates. All rights reserved.
12

XIAFLEX®: Track Record of Strong Growth

XIAFLEX® First Quarter Revenues[a]

$ in millions



$101
$113
$121
1Q23
1Q24
1Q25

[a] 1Q23 revenues adjusted to exclude vial wastage reserves recorded in Q1 – Q3 (~$4M/qtr) that were reversed in Q4 (~$14M) of 2023. See Appendix for reconciliation.

Q1'25 Revenues up 7%

- **Strong on market potential** driven by current low diagnosis and treatment rates for on-market indications
- **Investing** in consumer awareness and improving patient and provider experience to drive continued growth
- **Potential** to grow XIAFLEX® franchise with new indications under development
- **Protected** by a durable IP estate with exclusivity through the mid-2030s

©2025 Endo, Inc. or one of its affiliates. All rights reserved.

13

14 AI - Powered Patient Support ©2025 Endo, Inc. or one of its affiliates. All rights reserved. XIAFLEX: Increasing Awareness and Improving Patient Experience New Consumer Campaigns • Launched new campaigns for both Peyronie’s disease and Dupuytren’s contracture • Encourage people to seek specialists and ask about nonsurgical treatments • Evaluating call center information from patients, providers and payers at rapid speed • Enables us to identify and address challenges and opportunities quickly to improve the patient experience Spatial Computing Program • Expanded pharma’s first external spatial computing program to Peyronie’s disease • Fully immersive HCP learning environment to refine injection techniques, enhancing injection accuracy and treatment delivery

XIAFLEX® Development Pipeline

Initiating 2H'25 Development on Three Musculoskeletal and Urology Opportunities

Indication	Pre-Clinical	Phase I	Phase 2	Phase 3	Target Launch	Patients Under Treatment	Condition Information
Plantar Fibromatosis					**2027**	~200,000	• Painful condition caused by collagen nodules of the plantar surface of the foot • Phase 3 topline data expected around year-end
Plantar Fasciitis					Project under review	~415,000	• Trauma and damage of plantar fascia causing heel pain and loss of mobility • Reviewing Phase 2 clinically meaningful sub-population data
Hammer Toe					**>2031**	~2.7M adults diagnosed per year	• Foot deformity where one or more toes are bent downward at the middle joint, resembling a hammer • Phase 1 proof-of-concept targeted for 2H 2025
Urethral Stricture					**>2031**	~350,000 adults diagnosed per year	• Narrowing of the urethra due to scar tissue formation, which can impede the flow of urine and lead to urological issues • Complete preparations for first-in-human studies by the end of 2025
Arthrofibrosis of the Knee post Knee Arthroplasty					**>2031**	> 60,000	• Limited mobility 4-6 weeks post total knee replacement from collagen scar tissue build-up • IND submission targeted for 2H 2025 endo

©2025 Endo, Inc. or one of its affiliates. All rights reserved.

15

Sterile Injectables: Critical Medicines for Hospitals

Refocused Pipeline Provides Meaningful Growth Opportunity

Focusing on Execution

- ✓ **Broad portfolio of ~40 on-market** products for critical care and testing, maternal health and anesthesia serving **>95% of U.S. hospitals**
- ✓ **Scalable** development and commercial capabilities with modernized manufacturing
  - Predominantly U.S. based manufacturing in Michigan facility
- ✓ **Collaborative engagement** with hospitals to develop value-added innovations

Sterile Injectable Product Pipeline

Pipeline data as of March 31, 2025



~40
PRODUCTS
Development
Filed

~60% RTU and Differentiated

~3 **2025** planned launches

~7 **2025** planned submissions
3 submissions completed

~20 **Product launches** over the next 3 years

Expect segment revenues to grow at a mid-to-high single digit CAGR over next 5 years endo

©2025 Endo, Inc. or one of its affiliates. All rights reserved.

16

17 17 Mallinckrodt – Endo Combination Update • Portfolio of well - established, diversified branded pharmaceuticals with room to grow • Scaled generics business with complementary product portfolios • U.S. focused combined footprint supported by global infrastructure network • Expected to generate >$150mm of annual pre - tax run - rate synergies • Immediate scale, robust cash flow and enhanced financial flexibility • Well positioned to invest in internal and external growth opportunities • Combined company intends to separate sterile injectables and generics business following close, enabling consistent return of capital to shareholders through stable, strong free cash flow ©2025 Endo, Inc. or one of its affiliates. All rights reserved. Creating Global, Scaled, Diversified Pharmaceuticals Leader Compelling Rationale to Drive Future Growth • Antitrust submission filed in April 2025 • S - 4 Registration Statement filed by Mallinckrodt with SEC, includes joint preliminary proxy statement and prospectus • Expected to close in 2H 2025 Transaction Progress

Financial Results and Outlook

19 ©2025 Endo, Inc. or one of its affiliates. All rights reserved. Q1 2025 Revenue & Non - GAAP Financial Results [a] Refer to the Company’s Earnings Release for a reconciliation of non - GAAP measures presented in the table above. KEY HIGHLIGHTS Q1 2024 Q1 2025 $ millions Decrease primarily driven by competition in the Sterile Injectables and Generic Pharmaceuticals segments $ 420 $ 393 Total Revenues, Net Decrease driven by changes in segment and product mix and investments in Sterile manufacturing network 68.2% 61.8% Adjusted Gross Margin [a] I ncrease primarily due to investments in Sterile R&D $ 152 $161 Adjusted Operating Expenses [a] Decrease driven by decreased revenue, lower Adjusted Gross Margin % and additional investments in Sterile R&D $ 146 $ 99 Adjusted EBITDA [a] Decrease primarily driven by decrease in Adjusted EBITDA and increase in interest expense $ 131 $ 24 Adjusted Net Income [a]

20 Reaffirming 2025 Financial Guidance Returning to Revenue Growth Full Year 2025 $ million $1,775M - $1,860M Total Revenues, Net $620M - $650M Adjusted EBITDA Segment Revenues : $895M - $920M Branded Pharmaceuticals high - single digit growth rate XIAFLEX ® $360M - $395M Sterile Injectables $450M - $475M Generic Pharmaceuticals ~$70M International Pharmaceuticals ~64% Adjusted Gross Margin as a % of Total Revenues $590M - $610M Adjusted Operating Expenses The foregoing information includes financial guidance, outlook, expectations and other forward - looking statements based on Endo, Inc.'s current views, beliefs, estimates and assumptions. Guidance for full year 2025 includes the International Pharmaceuticals business and will be updated following completion of the divestitur e. It does not include any potential impact related to future tariffs and trade policy changes, which the Company is unable to predict at this time. Actual results may differ materially and adversely from the se and any other forward - looking statements, as further discussed above under the heading “Cautionary Note Regarding Forward - Looking Statements.” ©2025 Endo, Inc. or one of its affiliates. All rights reserved.

Appendix & Non - GAAP Reconciliations

22 ©2025 Endo, Inc. or one of its affiliates. All rights reserved. Reconciliation of certain non - GAAP items Adjusted XIAFLEX ® Revenue (non - GAAP) Reserve Adjustment XIAFLEX ® Revenue (as reported) $ millions $ 100,579 3,668 $ 96,911 Q1 2023 $ 122,021 4,730 $ 117,291 Q2 2023 $ 117,257 4,204 $ 113,053 Q3 2023 $ 133,444 (14,316) $ 147,760 Q4 2023 Reconciliation of Adjusted XIAFLEX ® Quarterly Revenues (non - GAAP)

Reconciliation of certain non-GAAP items

Reconciliation of Combined TTM Adjusted EBITDA (non-GAAP)

$ millions	Q1 2025 (Successor)	FY 2024 (Successor)	FY 2024 (Predecessor)	Less: Q1 2024 (Predecessor)	TTM (Combined)[a]
Net (Loss) Income (GAAP)	$ (128,630)	$ (730,864)	$ 6,373,318	$ (154,230)	$ 5,668,054
Income tax (benefit) loss, net	(12,184)	(131,023)	58,511	7,882	(92,578)
Interest expense (income), net	52,670	164,051	(3)	-	216,718
Depreciation and amortization	76,473	219,843	92,557	74,527	314,346
EBITDA (non-GAAP)	(11,671)	$ (477,993)	$ 6,524,383	$ (71,821)	$ 6,106,540
Asset impairment charges	-	243,635	2,103	304	245,434
Share-based compensation	3,180	3,286	-	-	6,466
Acquisition & divestures	107,232	633,226	554	621	740,391
Debt or equity financing activities	-	2,126	-	-	2,126
Restructuring or similar transactions	(1,409)	10,190	4,961	4,961	8,781
Reorganization items, net	-	-	(6,125,099)	203,046	(6,328,145)
Other	1,717	(9,567)	8,327	8,795	(8,318)
Discontinued operations	-	-	(182,838)	396	(183,234)
Adjusted EBITDA (non-GAAP)	$ 99,049	$ 404,903	$ 232,391	$ 146,302	$ 590,041

Reconciliation of Net Debt Leverage Ratio (non-GAAP)

$ millions (except for ratio)	TTM (Combined)[a]
Adjusted EBITDA (non-GAAP)	$ 590,041
Calculation of Net Debt:	
Principal amount of Debt (including finance leases)	$ 2,495,953
Cash (excluding Restricted Cash)	$ 369,683
Net Debt (non-GAAP)	$ 2,126,270
Calculation of Leverage Ratio:	
Net Debt Leverage Ratio (non-GAAP)	3.6x

[a] As required by GAAP, due to the application of Fresh Start Accounting, 2024 results must be presented separately for the predecessor period from January 1, 2024 through April 23, 2024 (the "Predecessor" period) and the successor period from January 1, 2024 through December 31, 2024 (the "Successor" period). To facilitate the calculation of our Net Debt Leverage Ratio and trailing twelve months ("TTM") of Adjusted EBITDA, the Company has combined the results of the Predecessor and Successor periods as non-GAAP measures ("combined" results). The table able reflects the Predecessor period January 1, 2024 through April 23, 2024, less the Predecessor period January 1, 2024 through March 31, 2024 for purposes of calculating the TTM.

23

©2025 Endo, Inc. or one of its affiliates. All rights reserved.

24 ©2025 Endo, Inc. or one of its affiliates. All rights reserved.